Exhibit 99.1

Notice of Annual General Meeting of Shareholders of Kaspi.kz

The Board of Directors of JSC Kaspi.kz (Nasdaq: KSPI) hereby announces the Annual General Meeting of Shareholders of JSC Kaspi.kz will be held on 15 April 2026 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

If a quorum is not met, a repeated Annual General Meeting of Shareholders will be held on 16 April 2026 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

Agenda of the Annual General Meeting of Shareholders:

1.
Approval of the agenda;

Standard AGM item, under the law of Republic of Kazakhstan.

2.
Approval of JSC Kaspi.kz’s 2025 annual audited financial statements;

The Board of Directors preliminarily approves the financial statements of JSC Kaspi.kz for 2025 financial year.

3.
Approval of the procedure to distribute JSC Kaspi.kz’s net income for the year 2025 and the amount of dividend per common share of JSC Kaspi.kz;

The Board of Directors recommends 850 KZT dividend per common share for approval by the shareholders.

The proposed record date of shareholders list for dividends payable to holders of JSC Kaspi.kz’s common shares is 14 April 2026.

4.
Information on shareholders’ appeals on JSC Kaspi.kz and its officers’ actions and results of consideration thereof in 2025;

Standard AGM item, under the law of Republic of Kazakhstan. No appeals to consider.

5.
Appointment of the external auditor to audit JSC Kaspi.kz’s financial statements.

The Board of Directors recommends renewing the appointment of Deloitte LLP for a further 12 months. Following the appointment of an external auditor at the Annual General Meeting of Shareholders, remuneration of the auditor will be approved by the Board of Directors as required by the Laws of Kazakhstan.

6.
Approval of the amount and terms of remuneration and reimbursement of expenses of the Board Members incurred while performing Board Member's duties.

As a part of the long-term incentive program, it is proposed to approve the following stock options for the Board Members: Mrs. A. Prawdzik - 8889 ADSs, Mr. S. Gutkowski - 8889 ADSs, and Mr. D. Gardner - 8889 ADSs which will vest over 3 years equally.

The list of shareholders entitled to participate in the Annual General Meeting of Shareholders will be determined based on the shareholder register of JSC Kaspi.kz as at 27 February 2026.

The expected dividend record date for holders of JSC Kaspi.kz’s American Depositary Shares (“ADSs”) is 16 April 2026.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275